UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April 2007

Commission File Number:  001-33416

                                OceanFreight Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    80 Kifissias Avenue, Athens 15125, Greece
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

        Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the "Company") on April 25, 2007 announcing that the Company priced its initial public offering.

                                                                       EXHIBIT 1

NEWS RELEASE for April 25, 2007
-------------------------------
Contact:  James Christodoulou, Chief Financial Officer
          OceanFreight Inc.
          Phone: 212-488-5050
          Email: james@christodoulou.net

                OCEANFREIGHT INC. PRICES INITIAL PUBLIC OFFERING

    ATHENS, GREECE (April 25, 2007) OceanFreight Inc. (Nasdaq:OCNF) announced today that its initial public offering of 10,750,000 shares of common stock has been priced at $19.00 per share. In addition OceanFreight has granted the underwriters a 30-day option to purchase up to an additional 1,612,500 shares to cover over-allotments.

    The Company intends to use the net proceeds of the offering to fund a portion of the acquisition price of the Company's initial fleet of seven drybulk carriers, consisting of six Panamax drybulk carriers and one Capesize drybulk carrier and for general corporate purposes.

    The common stock will be listed on the Nasdaq Global Market System under the symbol "OCNF" and is expected to begin trading on April 25, 2007.

    The joint bookrunners for the offering were Banc of America Securities LLC and Cantor Fitzgerald & Co. Oppenheimer & Co., Ferris, Baker Watts Incorporated and Fortis Securities LLC acted as co-managers.

    Copies of the final prospectus relating to the offering may be obtained from Banc of America Securities LLC, Capital Market (Prospectus Fulfillment) by e-mail to: dg.prospectus_distribution@bofasecurities.com or by mail to Banc of America Securities LLC, Captial Markets Operations, 100 West 33rd Street, 3rd Floor, New York, New York 10011 and from Cantor Fitzgerald & Co. at 110 East 59th Street, New York, New York 10022. Attention: Prospectus Department.

    A registration statement relating to this offering was declared effective by the Securities and Exchange Commission on April 24, 2007. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, and there shall not be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OceanFreight Inc.
----------------------

OceanFreight Inc. is an Athens, Greece-based company engaged in the seaborne transportation of commodities.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         OCEANFREIGHT INC.
                                         (Registrant)


Dated:  April 27, 2007                   By:  /s/ James Christodoulou
                                              -------------------------------
                                              James Christodoulou
                                              Chief Financial Officer and
                                              Executive Vice President



SK 25754 0001 767025